United States securities and exchange commission logo





                              October 28, 2022

       Shinyoung Park
       Chief Financial Officer
       Magnachip Semiconductor Corporation
       c/o MagnaChip Semiconductor S.A.
       1, Allee Scheffer, L-2520
       Luxembourg, Grand Duchy of Luxembourg

                                                        Re: Magnachip
Semiconductor Corporation
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed February 23,
2022
                                                            File No. 001-34791

       Dear Shinyoung Park:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       General

   1. Please tell us and revise to disclose the parties to which you refer to in the Form 10-K. In this regard, we note
that you refer to a parent entity in terms of a terminated merger on page 45 but also refer
to a parent entity in the U.S. that accounts for part of your tax expense on page 70.
Your response and revised disclosure should name the parent entity that had to pay
termination fees for the failed merger and clarify whether you have any further relationship
with this entity subsequent to such attempted merger.
       Explanation and Reconciliation of Non-U.S. GAAP Measures, page 48

   2.                                                   We refer to adjustment
(i) on page 54. Please tell us and revise to further explain the nature of the material
adjustment of $43.9 million for 2020 that eliminates the impact of the difference between
GAAP and cash tax expense.
 Shinyoung Park
Magnachip Semiconductor Corporation
October 28, 2022
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Kevin Woody at 202-551-3629 with any questions.



FirstName LastNameShinyoung Park                          Sincerely,
Comapany NameMagnachip Semiconductor Corporation
                                                          Division of
Corporation Finance
October 28, 2022 Page 2                                   Office of
Manufacturing
FirstName LastName